Top Ten Holdings

12/31/2011

Meridian Equity Income Fund

Holding	Market Value	Pct. of Portfolio
Bank of Hawaii Corp.	$569,472	1.7%
Kimberly-Clark Corp.	562,734	1.7
Wal-Mart Stores, Inc.	556,664	1.7
General Electric Co.	555,210	1.7
Chevron Corp.	553,280	1.7
Coca-Cola Co. (The)	550,664	1.7
Time Warner, Inc.	545,714	1.7
Eaton Corp.	541,513	1.6
Medtronic, Inc.	539,325	1.6
Home Depot, Inc. (The)	538,112	1.6

Total Net Assets	$32,867,976

Meridian Growth Fund

Holding	Market Value	Pct. of Portfolio
SBA Communications Corp. Class A	$63,473,400	2.6%
Valspar Corp	63,419,778	2.6
Mohawk Industries, Inc.	62,597,115	2.6
RPM International, Inc.	61,500,451	2.5
Advance Auto Parts, Inc.	61,037,658	2.5
Family Dollar Stores, Inc.	59,833,782	2.4
Willis Group Holdings Plc (United Kingdom)	59,551,404	2.4
Pall Corp.	59,258,835	2.4
PetSmart, Inc.	58,080,796	2.4
Mattel, Inc.	57,815,752	2.4

Total Net Assets	$2,450,027,270

Meridian Value Fund

Holding	Market Value	Pct. of Portfolio
LKQ Corp.	$23,411,264	3.3%
Broadridge Financial Solutions, Inc.	22,502,645	3.1
Carnival Corp.	21,973,248	3.0
Hawaiian Electric Industries, Inc.	21,673,218	3.0
EOG Resources, Inc.	21,642,647	3.0
Huron Consulting Group, Inc.	20,853,742	2.9
Stanley Black & Decker, Inc.	20,380,724	2.8
Cintas Corp.	20,224,610	2.8
Union Pacific Corp.	19,916,720	2.8
GATX Corp.	19,638,268	2.7

Total Net Assets	$721,035,953

Top Ten Sectors

12/31/2011

Meridian Equity Income Fund

Sector	Market Value	Pct. Assets
Media	$1,048,524	3.2%
Banking - Commercial	569,472	1.7
Consumer Products - Household	562,734	1.7
Hypermarkets & Super Centers	556,664	1.7
Industrial Conglomerates	555,210	1.7
Energy	553,280	1.7
Soft Drinks	550,664	1.7
Industrial Machinery	541,513	1.6
Health Care Technology	539,325	1.6
Home Improvement Retail	538,112	1.6

Total Net Assets	$32,867,976

Meridian Growth Fund

Sector	Market Value	Pct. Assets
Retail	$402,035,472	16.4%
Tech - Software	254,670,475	10.4
Technology	149,086,466	6.1
Energy	138,037,998	5.6
Banking - Commercial	118,369,931	4.8
Brokerage & Money Management	102,809,913	4.2
Restaurants	101,259,085	4.1
Industrial Conglomerates	88,976,355	3.6
Insurance Brokers	85,113,120	3.5
Industrial Services	79,832,908	3.3

Total Net Assets	$2,450,027,270

Meridian Value Fund

Sector	Market Value	Pct. Assets
Leisure & Amusement	$58,260,958	8.1%
Diversified Financial Services	55,773,497	7.8
Technology	44,236,866	6.1
Railroads	39,554,988	5.5
Energy	37,661,228	5.2
Retail	35,036,212	4.9
Industrial	27,000,127	3.8
Industrial Products	26,748,818	3.7
Industrial Services	25,586,070	3.6
Automotive Wholesale Services	23,411,264	3.3

Total Net Assets	$721,035,953

MERIDIAN FUND, INC.
Meridian Equity Income Fund
Performance Update	12/31/2011

Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period Ending	NAV per share	Dividend Paid	Inception to Date (%)
1/31/2005	$10.00
12/31/2005	10.47	$0.13	5.99%
12/31/2006	12.24	0.28	26.72
12/31/2007	11.42	0.76	26.08
12/31/2008	7.23	0.75	(11.87)
12/31/2009	8.65	0.19	7.78
12/31/2010	9.88	0.21	25.70
12/31/2011	10.22	0.21	32.78

For the period ending 31-Dec-11	Total Return	Average Annual Compound Rate of Return
One Year	5.64%	5.64%
Three Years	50.67%	14.64%
Five Years	4.79%	.94%
Since Inception (01/31/05)	32.78%	4.19%

Portfolio @ 12/31/2011

AEROSPACE & DEFENSE - 1.6%
Lockheed Martin Corp.

AIR FREIGHT & LOGISTICS - 1.6%
United Parcel Service, Inc. Class B

APPAREL RETAIL - 1.6%
American Eagle Outfitters, Inc.

ASSET MANAGEMENT & CUSTODY BANKS - 1.5%
Federated Investors, Inc. Class B

BANKING - COMMERCIAL - 1.7%
Bank of Hawaii Corp.

BANKING - REGIONAL BANKS - 1.5%
Cullen/Frost Bankers, Inc.

BREWERS - 1.6%
Molson Coors Brewing Co. Class B

CHEMICALS - DIVERSIFIED - 1.6%
EI du Pont de Nemours & Co.

CHEMICALS - SPECIALTY - 1.6%
RPM International, Inc.

COMMERCIAL PRINTING -1.5%
R. R. Donnelley & Sons Co.

COMPUTER HARDWARE - 1.5%
Diebold, Inc.

CONSTRUCTION & ENGINEERING - 1.5%
Mine Safety Appliances Co.

CONSUMER PRODUCTS - HOUSEHOLD - 1.7%
Kimberly-Clark Corp.

DATA PROCESSING & OUTSOURCED SERVICES - 1.6%
Paychex, Inc.

DISTRIBUTION & WHOLESALE - 1.6%
Genuine Parts Co.

DIVERSIFIED CAPITAL MARKETS - 1.5%
NYSE Euronext

DIVERSIFIED FINANCIAL SERVICES - 1.6%
Broadridge Financial Solutions, Inc.

ELECTRIC UTILITIES - 1.5%
PPL Corp.

ELECTRICAL COMPONENTS & EQUIPMENT - 1.4%
Emerson Electric Co.

ELECTRONIC EQUIPMENT MANUFACTURING - 1.6%
Molex, Inc.

ENERGY - 1.7%
Chevron Corp.

ENVIRONMENTAL FACILITIES & SERVICES - 1.5%
Waste Management, Inc.

FOOD DISTRIBUTORS - 1.5%
SYSCO Corp.

FOOD & MEATS - PACKAGED - 1.6%
Kraft Foods, Inc. Class A

FOOD RETAIL - 1.6%
Safeway, Inc.

HEALTH CARE EQUIPMENT & SUPPLIES - 1.6%
Hillenbrand, Inc.

HEALTH CARE PRODUCTS - 1.6%
Abbott Laboratories

HEALTH CARE TECHNOLOGY - 1.6%
Medtronic, Inc.

HOME IMPROVEMENT RETAIL - 1.6%
Home Depot, Inc. (The)

HOUSEHOLD - HOME FURNISHINGS - 1.6%
Leggett & Platt, Inc.

HYPERMARKETS & SUPER CENTERS - 1.7%
Wal-Mart Stores, Inc.

INDEPENDENT POWER PRODUCERS & ENERGY - 1.6%
Constellation Energy Group, Inc.

INDUSTRIAL CONGLOMERATES - 1.7%
General Electric Co.

INDUSTRIAL MACHINERY - 1.6%
Eaton Corp.

INSURANCE BROKERS - 1.6%
Willis Group Holdings Plc (United Kingdom)

INSURANCE - MULTI-LINE - 1.6%
Allstate Corp. (The)

INSURANCE - PROPERTY & CASUALTY - 1.6%
Mercury General Corp.

LEISURE & AMUSEMENT - 1.6%
Carnival Corp.

MEDIA - 3.2%
Meredith Corp.
Time Warner, Inc.

MEDIA - BROADCASTING & CABLE TV - 1.6%
Time Warner Cable, Inc.

METAL & GLASS CONTAINERS - 1.6%
Greif, Inc. Class A

OFFICE SUPPLIES - 1.5%
Staples, Inc.

OFFICE SERVICES & SUPPLIES - 1.5%
Pitney Bowes, Inc.

OIL & GAS - STORAGE & TRANSPORTATION - 1.6%
Spectra Energy Corp.

PAPER & FOREST PRODUCTS - 1.6%
International Paper Co.

PAPER & PACKAGING - 1.5%
Sonoco Products Co.

PHARMACEUTICALS - 1.6%
Johnson & Johnson

RAILROADS - 1.5%
Norfolk Southern Corp.

REITS - DIVERSIFIED - 1.6%
Kimco Realty Corp. REIT

RESTAURANTS - 1.5%
McDonald’s Corp.

RETAIL - 1.5%
Mattel, Inc.

RETAIL - DRUG STORE - 1.6%
Walgreen Co.

SEMICONDUCTORS - 1.6%
Microchip Technology, Inc.

SEMICONDUCTOR EQUIPMENT MANUFACTURING - 1.6%
KLA-Tencor Corp.

SOFT DRINKS - 1.7%
Coca-Cola Co. (The)

SOFTWARE & SERVICES - 1.6%
Microsoft Corp.

STEEL - 1.5%
Nucor Corp.

TELECOMMUNICATION SERVICES - INTEGRATED - 1.6%
AT&T, Inc.

TOBACCO - 1.5%
Reynolds American, Inc.

Breakdowns - Common Stock Cost	$29,153,185
Common Stock %	94.7%
US Treasury Bills	0.0%
Cash and Other Assets Less Liabilities	5.3%

MERIDIAN FUND, INC.
Meridian Growth Fund
Performance Update	12/31/2011

Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period Ending	NAV per share	Dividend Paid	Inception to Date (%)
8/1/1984	$10.00
12/31/1984	10.33	$0.00	3.30%
12/31/1985	13.01	0.10	31.24
12/31/1986	13.57	1.23	48.37
12/31/1987	11.51	1.24	36.86
12/31/1988	13.59	0.00	61.59
12/31/1989	15.09	1.12	93.28
12/31/1990	14.55	1.16	102.26
12/31/1991	20.75	1.79	217.18
12/31/1992	23.29	0.60	266.30
12/31/1993	25.87	0.45	314.11
12/31/1994	25.12	0.88	316.40
12/29/1995	29.90	0.85	409.79
12/31/1996	30.08	3.12	466.82
12/31/1997	30.73	5.13	575.83
12/31/1998	24.29	6.64	596.72
12/31/1999	25.40	1.93	689.60
12/31/2000	28.06	4.29	912.30
12/31/2001	28.79	2.84	1061.74
12/31/2002	22.98	0.66	854.67
12/31/2003	33.03	0.92	1311.95
12/31/2004	37.24	0.56	1516.25
12/31/2005	36.57	0.80	1521.56
12/31/2006	39.24	3.13	1777.87
12/31/2007	37.72	3.64	1879.29
12/31/2008	25.07	1.18	1278.60
12/31/2009	34.00	0.14	1777.23
12/31/2010	44.59	0.07	2365.98
12/31/2011	41.63	3.34	2392.28

For the period ending 31-Dec-11	Total Return	Average Annual Compound Rate of Return
One Year	1.07%	1.07%
Three Years	80.78%	21.82%
Five Years	32.71%	5.82%
Ten Years	114.52%	7.93%
Since Inception (8/1/84)	2392.28%	12.45%

Breakdowns - Common Stock Cost	$1,876,276,328
Common Stock %	94.6%
US Treasury Bills	4.1%
Cash and Other Assets Less Liabilities	1.3%

Portfolio @ 12/31/2011

AIR FREIGHT & LOGISTICS - 2.0%
Expeditors International of Washington, Inc.

AUTOMOTIVE WHOLESALE SERVICES - 0.5%
Copart, Inc.*

BANKING - COMMERCIAL - 4.8%
Bank of Hawaii Corp.
CVB Financial Corp.
East West Bancorp, Inc.

BROKERAGE & MONEY MANAGEMENT - 4.2%
Affiliated Managers Group, Inc.*
LPL Investment Holdings, Inc.*
T. Rowe Price Group, Inc.

BUILDING PRODUCTS - 2.6%
Valspar Corp.

CELLULAR COMMUNICATIONS - 2.6%
SBA Communications Corp. Class A*

CHEMICALS - SPECIALTY - 2.5%
RPM International, Inc.

CONSUMER SERVICES - 2.3%
Rollins, Inc.

DISTRIBUTION & WHOLESALE - 2.8%
United Stationers, Inc.
Watsco, Inc.

ELECTRONIC EQUIPMENT MANUFACTURING - 2.1%
AMETEK, Inc.

ENERGY - 5.6%
Continental Resources, Inc.*
Core Laboratories NV (Netherlands)
FMC Technologies, Inc.*
Noble Energy, Inc.

FLOORING & CARPETS - 2.6%
Mohawk Industries, Inc.*

FURNITURE & FIXTURES - 1.4%
Herman Miller, Inc.

HEALTH CARE INFORMATION SERVICES - 1.3%
Cerner Corp.*

HEALTH CARE PRODUCTS - 3.1%
DENTSPLY International, Inc.
Edwards Lifesciences Corp.*

HEALTH CARE TECHNOLOGY - 1.6%
IDEXX Laboratories, Inc.*

INDUSTRIAL CONGLOMERATES - 3.6%
Cooper Industries Plc
Pall Corp.

INDUSTRIAL SERVICES - 3.3%
Ritchie Bros. Auctioneers, Inc. (Canada)
Waste Connections, Inc.

INSURANCE BROKERS - 3.5%
Brown & Brown, Inc.
Willis Group Holdings Plc (United Kingdom)

LEISURE & AMUSEMENT - 1.9%
Royal Caribbean Cruises, Ltd.

REAL ESTATE MANAGEMENT & SERVICES - 1.7%
Jones Lang LaSalle, Inc.

RESTAURANTS - 4.1%
Arcos Dorados Holdings, Inc. Class A (Argentina)
Cracker Barrel Old Country Store, Inc.

RETAIL - 16.4%
Advance Auto Parts, Inc.
Bed Bath & Beyond, Inc.*
CarMax, Inc.*
Coach, Inc.
Family Dollar Stores, Inc.
Mattel, Inc.
PetSmart, Inc.

TECHNOLOGY - 6.1%
Autodesk, Inc.*
Open Text Corp.* (Canada)
Trimble Navigation, Ltd.*
Zebra Technologies Corp. Class A*

TECH - SOFTWARE - 10.4%
Advent Software, Inc.*
Blackbaud, Inc.
Citrix Systems, Inc.*
MICROS Systems, Inc.*
Nuance Communications, Inc.*
Solera Holdings, Inc.
Teradata Corp.*

TRUCKING - 1.6%
J.B. Hunt Transport Services, Inc.

*	Non-income producing securities

MERIDIAN FUND, INC.
Meridian Value Fund
Performance Update	12/31/2011

Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period Ending	NAV per share	Dividend Paid	Inception to Date (%)
2/10/1994	$10.00
12/31/1994	9.62	$0.00	(3.80)%
12/30/1995	11.91	0.00	19.10
12/31/1996	14.85	0.86	57.62
12/31/1997	15.86	2.23	91.30
12/31/1998	18.32	0.47	127.54
12/31/1999	22.69	2.37	214.64
12/31/2000	29.11	1.77	331.49
12/31/2001	32.42	0.08	381.97
12/31/2002	28.09	0.00	317.59
12/31/2003	37.84	0.00	462.53
12/31/2004	38.09	5.39	547.47
12/31/2005	34.63	4.60	566.38
12/31/2006	35.60	5.50	690.76
12/31/2007	31.92	6.39	752.12
12/31/2008	20.40	1.32	479.90
12/31/2009	24.51	0.25	603.93
12/31/2010	28.90	0.08	732.27
12/31/2011	28.08	0.13	712.39

For the period ending 31-Dec-11	Total Return	Average Annual Compound Rate of Return
One Year	(2.39%)	(2.39%)
Three Years	40.09%	11.89%
Five Years	2.73%	0.54%
Ten Years	68.56%	5.36%
Since Inception (2/94)	712.39%	12.42%

Breakdowns - Common Stock Cost	$571,773,973
Common Stock %	95.0%
U.S. Treasury Bills	1.7%
Cash and Other Assets Less Liabilities	3.3%

Portfolio @ 12/31/2011

AEROSPACE & DEFENSE - 1.1%
Orbital Sciences Corp.*

AGRICULTURE - 2.2%
Monsanto Co.

AIR FREIGHT & LOGISTICS - 1.0%
UTi Worldwide, Inc.

AUTOMOTIVE WHOLESALE SERVICES - 3.3%
LKQ Corp.*

BANKING - 2.6%
Wells Fargo & Co.

BANKING - COMMERCIAL - 1.5%
CVB Financial Corp.

BROKERAGE & MONEY MANAGEMENT - 1.5%
TD Ameritrade Holding Corp.

BUSINESS SERVICES - 2.8%
Cintas Corp.

CONSULTING SERVICES - 2.9%
Huron Consulting Group, Inc.*

DIVERSIFIED FINANCIAL SERVICES - 7.8%
Broadridge Financial Solutions, Inc.
Equifax, Inc.
Heartland Payment Systems, Inc.

ENERGY - 5.2%
Apache Corp.
EOG Resources, Inc.
Ultra Petroleum Corp.*

ENVIRONMENTAL FACILITIES & SERVICES - 1.0%
Waste Management, Inc.

HEALTH CARE SERVICES - 1.0%
ICON Plc ADR* (Ireland)

HOME IMPROVEMENT RETAIL - 1.4%
Sherwin-Williams Co. (The)

HOUSEHOLD APPLIANCES - 2.8%
Stanley Black & Decker, Inc.

INDUSTRIAL - 3.8%
Aecon Group, Inc. (Canada)
Flowserve Corp.
Lennox International, Inc.

INDUSTRIAL PRODUCTS - 3.7%
Cummins, Inc.
General Cable Corp.*
Lincoln Electric Holdings, Inc.

INDUSTRIAL SERVICES - 3.6%
Ritchie Bros. Auctioneers, Inc. (Canada)
W.W. Grainger, Inc.

INSURANCE BROKERS - 2.5%
Willis Group Holdings Plc (United Kingdom)

LEISURE & AMUSEMENT - 8.1%
Bally Technologies, Inc.*
Carnival Corp.
International Speedway Corp. Class A
Polaris Industries, Inc.

METALS - 1.3%
Newmont Mining Corp.

OFFICE SERVICES & SUPPLIES - 2.2%
Steelcase, Inc. Class A

PHARMACEUTICALS - 1.5%
BioMarin Pharmaceutical, Inc.*

RAILROADS - 5.5%
GATX Corp.

REITS - DIVERSIFIED - 1.5%
Host Hotels & Resorts, Inc. REIT

RESTAURANTS - 0.7%
Denny’s Corp.*

RETAIL - 4.9%
Costco Wholesale Corp.
Mattel, Inc.

SEMICONDUCTORS - 1.4%
Power Integrations, Inc.

STORAGE - 1.6%
Mobile Mini, Inc.*

TECHNOLOGY - 6.1%
Autodesk, Inc.* eBay, Inc.*
Zebra Technologies Corp. Class A*

TECH - SOFTWARE - 2.9%
Citrix Systems, Inc.*
Compuware Corp.*

TRANSPORTATION - 2.6%
Alexander & Baldwin, Inc.

UTILITIES - 3.0%
Hawaiian Electric Industries, Inc.

*	Non-income producing securities

Meridian Equity Income Fund

Top 10 Holdings

as of 12/31/2011

Holding Market Value Percentage

of Portfolio

Bank of Hawaii Corp. $ 569,472 1.7%

Kimberly-Clark Corp. 562,734 1.7%

Wal-Mart Stores, Inc. 556,664 1.7%

General Electric Co. 555,210 1.7%

Chevron Corp. 553,280 1.7%

Coca-Cola Co. (The) 550,664 1.7%

Time Warner, Inc. 545,714 1.7%

Eaton Corp. 541,513 1.6%

Medtronic, Inc. 539,325 1.6%

Home Depot, Inc. (The) 538,112 1.6%

Net Assets $ 32,867,976

Meridian Equity Income Fund

Top 10 Sectors

as of 12/31/2011

Sector Market Value Pct. Assets

Media $ 1,048,524 3.2%

Banking - Commercial 569,472 1.7%

Consumer Products - Household 562,734 1.7%

Hypermarkets & Super Centers 556,664 1.7%

Industrial Conglomerates 555,210 1.7%

Energy 553,280 1.7%

Soft Drinks 550,664 1.7%

Industrial Machinery 541,513 1.6%

Health Care Technology 539,325 1.6%

Home Improvement Retail 538,112 1.6%

Net Assets $ 32,867,976

Meridian Growth Fund

Top 10 Holdings

as of 12/31/2011

Holding Market Value Percentage

of Portfolio

SBA Communications Corp. Class A $ 63,473,400 2.6%

Valspar Corp 63,419,778 2.6%

Mohawk Industries, Inc. 62,597,115 2.6%

RPM International, Inc. 61,500,451 2.5%

Advance Auto Parts, Inc. 61,037,658 2.5%

Family Dollar Stores, Inc. 59,833,782 2.4%

Willis Group Holdings Plc (United Kingdom) 59,551,404 2.4%

Pall Corp. 59,258,835 2.4%

PetSmart, Inc. 58,080,796 2.4%

Mattel, Inc. 57,815,752 2.4%

Net Assets $ 2,450,027,270

Meridian Growth Fund

Top 10 Sectors

as of 12/31/2011

Sector Market Value Pct. Assets

Retail $ 402,035,472 16.4%

Tech - Software 254,670,475 10.4%

Technology 149,086,466 6.1%

Energy 138,037,998 5.6%

Banking - Commercial 118,369,931 4.8%

Brokerage & Money Management 102,809,913 4.2%

Restaurants 101,259,085 4.1%

Industrial Conglomerates 88,976,355 3.6%

Insurance Brokers 85,113,120 3.5%

Industrial Services 79,832,908 3.3%

Net Assets $ 2,450,027,270

Meridian Value Fund

Top 10 Holdings

as of 12/31/2011

Holding Market Value Percentage

of Portfolio

LKQ Corp. $ 23,411,264 3.3%

Broadridge Financial Solutions, Inc. 22,502,645 3.1%

Carnival Corp. 21,973,248 3.0%

Hawaiian Electric Industries, Inc. 21,673,218 3.0%

EOG Resources, Inc. 21,642,647 3.0%

Huron Consulting Group, Inc. 20,853,742 2.9%

Stanley Black & Decker, Inc. 20,380,724 2.8%

Cintas Corp. 20,224,610 2.8%

Union Pacific Corp. 19,916,720 2.8%

GATX Corp. 19,638,268 2.7%

Net Assets $ 721,035,953

Meridian Value Fund

Top 10 Sectors

as of 12/31/2011

Sector Market Value Pct. Assets

Leisure & Amusement $ 58,260,958 8.1%

Diversified Financial Services 55,773,497 7.8%

Technology 44,236,866 6.1%

Railroads 39,554,988 5.5%

Energy 37,661,228 5.2%

Retail 35,036,212 4.9%

Industrial 27,000,127 3.8%

Industrial Products 26,748,818 3.7%

Industrial Services 25,586,070 3.6%

Automotive Wholesale Services 23,411,264 3.3%

Net Assets $ 721,035,953

MERIDIAN FUND, INC.

January 3, 2012

To Our Shareholders:

The broader stock market indices posted strong fourth quarter results but ended 2011 relatively flat. The S&P 500 index finished essentially unchanged for the year, the NASDAQ down 1.8% and the Russell 2000, which includes smaller companies, dropped 5.5%. Concerns over Europe, U.S. growth and government debt levels were mainly offset by continued corporate earnings growth and low interest rates. The year’s best performing sectors included consumer nondurables, health care and utility stocks. Basic material, financial and industrial companies were among the worst performing groups. The yield on the ten-year Treasury bond declined significantly from 3.30% to 1.87% during 2011. This drop, in our opinion, was due to sluggish economic growth and a flight to safety by investors.

We begin 2012 with the economy growing at a modest pace, historically low interest rates and moderate inflation. GDP grew at a revised 1.8% during the third quarter and is expected to have accelerated somewhat during the quarter just ended. Manufacturing and consumer spending are growing, while construction and employment have recently improved from depressed levels. There remains, however, considerable uncertainty. The viability of the European Union in its current form is questionable and a number of the members will likely experience negative growth in 2012. The U.S. Government, it appears, will not deal with long term deficit reduction, entitlement reform, tax policy, health care or other measures to promote economic growth until 2013, if then. We believe the economy will continue to expand this year, but at a subpar pace compared to other recoveries since World War II.

Long-term investment results, history clearly shows, are improved by buying good companies or mutual funds consistently over an extended period of time. We welcome those new shareholders who joined the Meridian Funds during the quarter and appreciate the continued confidence of our existing shareholders.

We wish you a happy, healthy and prosperous New Year.

Richard F. Aster, Jr.

We are deeply saddened to announce that on February 16, 2012, prior to the issuance of this Semi-Annual report, Richard F. Aster, Jr. passed away.

Please see the subsequent event footnote in this report to shareholders.

Meridian Equity Income Fund® (MEIFX)

The Meridian Equity Income Fund’s net asset value per share at December 31, 2011 was

$10.22. This represents an increase of 5.6% year to date. The Fund’s total return and average annual compound rate of return since inception January 31, 2005 were 32.8% and 4.2%, respectively. On December 15, 2011, the Equity Income Fund paid an income dividend of $0.21 per share. At the close of the quarter, total net assets were $32,867,976 and were invested 5.3% in cash and other assets net of liabilities and 94.7% in stocks. At the close of the quarter there were 516 shareholders in the Equity Income Fund.

Our basic strategy remains unchanged. The Fund continues to seek to invest in companies with above-average dividend yields, along with strong financial returns and that have, in our opinion, the ability to grow dividends. The severe downturn in the economy and corporate profits resulted in dividend cuts for companies which previously were considered safe. Dividends for good companies, however, have stabilized and are beginning to grow again as the economy improves. The Fund is diversified with 60 holdings representing 59 different industry groups. At the end of the December 2011 quarter, the portfolio’s average holding had a five-year average return on equity of 18.8% and an average dividend yield of 3.7%, both measures substantially higher than the average S&P 500 stock. The yield compares favorably also to the 1.9% yield on the ten-year Treasury bond. The average holding has a market capitalization of $38.8 billion, a debt to capital ratio of 39.4% and earnings per share that are projected to increase 9.05% annually during the next several years. We believe these financial characteristics will lead to positive long-term returns for the Fund.

During the quarter we purchased shares of Allstate, Emerson Electric, KLA-Tencor and Walgreen. We sold our positions in Avon, Chubb, Hubbell and VF Corp.

Kimberly-Clark is a leading manufacturer of products for the household, personal use and health care markets. Product categories include diapers, paper towels, napkins, Kleenex, surgical drapes and gowns and exam gloves among others. The company has leading brands in all its sectors and the business is recession resistant. The shares yield 3.85% with a history of dividend growth supported by strong cash flow. Earnings and dividends are expected to grow in the high single digits. The balance sheet is strong and Kimbery’s return on capital is among the highest in the industry. These characteristics, in our opinion, should result in positive investment returns for investors.

Meridian Growth Fund® (MERDX)

The Meridian Growth Fund’s net asset value per share at December 31, 2011 was $41.63. This represents an increase of 1.1% year to date. The Fund’s total return and average annual compound rate of return since inception August 1, 1984 were 2,392.3% and 12.5%, respectively. On December 15, 2011, the Growth Fund paid an income dividend of $0.07 per share, a short term capital gain of $0.02 and a long term capital gain distribution of $3.25 per share. At the close of the quarter, total net assets were $2,450,027,270 and were invested 5.4% in cash, cash equivalents and other assets net of liabilities and 94.6% in stocks. At the close of the quarter there were 96,879 shareholders in the Growth Fund.

There are some positives for investors. First, it isn’t difficult to find small and mid-sized growth stocks that sell at reasonable valuations at this point. Second, companies have reduced their cost structures, improved their balance sheets and have significant earnings leverage in a reasonable growth environment. Finally, most investors remain cautious with regards to investing in stocks, which resulted in significant withdrawals from U.S. stock funds during this past year. This historically has been a positive indicator. Our portfolio remains diversified in small and mid-sized growth companies which are, for the most part, market leaders, have strong returns on capital, solid growth prospects and sell at reasonable valuations. We hold fifty-four positions. Our heaviest areas of concentration remain the technology and consumer sectors.

We purchased shares in LPL Investment Holdings and sold our position in BMC Software during the quarter ended December 31, 2011.

SBA Communications is the third largest wireless communication tower operator in the US. The tower industry has an attractive business model with recurring revenue from inflation adjusted contracts, high renewal rates and low maintenance expenditure. The industry will benefit from the continued build out of next generation or 4G wireless infrastructure by wireless carriers over the next few years to support the explosion in mobile data usage, driven by the proliferation of smartphones and tablets. The company is expected to generate double-digit top line growth over the next few years with strong operating margin leverage, given the low variable cost structure of the business. SBA Communications has an experienced management team with a strong track record. The stock sells at a reasonable valuation given the company’s strong cash earnings growth and stable revenue profile.

Meridian Value Fund® (MVALX)

The Meridian Value Fund’s net asset value per share at December 31, 2011 was $28.08. This represents a decrease of 2.4% year to date. The Fund’s total return and average annual compound rate of return since June 30, 1995 were 691.1% and 13.4%, respectively. The comparable period returns for the S&P 500 with dividends were 210.5% and 7.1%, respectively. On December 15, 2011, the Value Fund paid an income dividend of $0.13 per share. At the close of the quarter, total net assets were $721,035,953 and were invested 5.0% in cash, cash equivalents and other assets net of liabilities and 95.0% in stocks. At the close of the quarter there were 35,908 shareholders in the Value Fund.

Our investment strategy remains unchanged. We continue to seek out-of-favor companies typically having experienced an extended period of declining earnings. In recent years most earnings problems have been related to poor economic conditions. With some stability in the economy, albeit tenuous, we now see more companies that meet our strategy for company-specific reasons. These investments are the traditional strength and point of differentiation of the Meridian Value Fund. We seek to gradually shift the portfolio to more of these investments and expect that this should bode well for a return to the Fund’s historically strong performance levels. We hold 50 positions, representing 33 industry groups. We continue to invest in companies of all market capitalizations and our largest areas of concentration are technology, retail and transportation.

During the quarter we purchased shares of Lennox International. We sold our positions in Heartland Express, Kohl’s and Sealed Air.

Hawaiian Electric Industries, Inc., one of our larger holdings, is the dominant electric utility in Hawaii. The company also owns American Savings Bank, the second largest bank in Hawaii, which contributes roughly one third of earnings. Earnings declined as years of strong economic growth in Hawaii spurred high demand for electricity that outstripped the company’s infrastructure, leading to elevated operating and maintenance costs. Bank earnings declined during the financial crisis, although conservative management cushioned the blow significantly compared to most banks. Earnings growth has resumed as rate increases now cover some of the increased utility operating costs. Further relief should come in 2012 and beyond due to an improved rate adjustment mechanism that encourages conservation and as new generating capacity comes online and earns double-digit returns on investment. The bank is also showing improved performance as the resilient Hawaiian economy outperforms the mainland. We expect earnings to grow from estimates of $1.43 per share in 2011 to $2.35 per share or more over the next 3 to 5 years. We believe the stock is a compelling value at less than 11 times normalized earnings and with a current dividend yield close to 5%.

Miscellaneous

You can sign up for E-mail Alerts on our website at www.meridianfund.com. When you sign up for E-mail Alerts you will receive notification of news items, shareholder reports, SEC filings and other information regarding the Meridian Funds.

The Meridian Funds are no-load and there are no transaction fees or commissions charged when you purchase shares directly through our transfer agent, BNY Mellon Investment Servicing (US) Inc. This is a very cost-effective way to purchase shares of the Meridian Funds if you do not need the services of a broker-dealer or if you make multiple purchases.

The information provided in this report should not be considered investment advice or a recommendation to purchase or sell any particular security. There is no assurance that any securities discussed herein will remain in a particular Fund’s portfolio at the time you receive this report or that securities sold have not been repurchased. Securities discussed are presented as illustrations of companies that fit a particular Fund’s investment strategy and do not represent a Fund’s entire portfolio and in the aggregate may represent only a small percentage of a Fund’s portfolio holdings. It should not be assumed that any of the securities transactions or holdings discussed were or will prove to be profitable, or that investment decisions Fund management makes in the future will be profitable or will equal the investment performance of the securities discussed herein. Management’s views presented herein and any discussion of a particular Fund’s portfolio holdings or performance are as of December 31, 2011 and are subject to change without notice.

Meridian Equity Income Fund Summary of Portfolio Holdings

December 31, 2011 (Unaudited)

Portfolio Holdings by Category (% of total net assets)

Media . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.2% $ 1,048,524 Banking-Commercial . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 569,472 Consumer Products-Household . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 562,734 Hypermarkets & Super Centers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 556,664 Industrial Conglomerates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 555,210 Energy . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 553,280 Soft Drinks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 550,664 Industrial Machinery . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 541,513 Health Care Technology . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 539,325 Home Improvement Retail . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . 1.6 538,112 Software & Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 537,372 Chemicals-Specialty . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . 1.6 535,190 Oil & Gas-Storage & Transportation . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 535,050 Leisure & Amusement . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . 1.6 532,032 Insurance-Multi-Line . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 529,013 Health Care Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. 1.6 528,562 Air Freight & Logistics . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 528,066 Media-Broadcasting & Cable TV . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 527,631 Semiconductors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 527,472 Household-Home Furnishings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 525,888 Aerospace & Defense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 525,850 Distribution & Wholesale . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 525,402 Insurance Brokers . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 524,770 Data Processing & Outsourced Services . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 523,914 Food & Meats-Packaged . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 523,040 Brewers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 522,480 Independent Power Producers & Energy . . . . . . . . .. . . . . . . . . . . . . . . . . 1.6 519,677 REITs-Diversified . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 519,355 Semiconductor Equipment Manufacturing . . . . . . . . . . . . . . . . . . . . . . . 1.6 517,964 Insurance-Property & Casualty . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 517,559 Pharmaceuticals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 517,098 Electronic Equipment Manufacturing . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 515,376

Meridian Equity Income Fund

Summary of Portfolio Holdings (continued)

December 31, 2011 (Unaudited)

Paper & Forest Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6% $ 515,040 Apparel Retail . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . 1.6 514,585 Food Retail . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 513,376 Chemicals-Diversified . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . 1.6 512,736 Diversified Financial Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 511,885 Health Care Equipment & Supplies . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . 1.6 511,128 Telecommunication Services-Integrated . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 510,451 Metal & Glass Containers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 510,160 Retail-Drug Store . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 509,124 Restaurants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 508,172 Construction & Engineering . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 506,736 Environmental Facilities & Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 506,678 Steel . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 506,496 Food Distributors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 504,476 Paper & Packaging . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 504,288 Tobacco . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 503,253 Asset Management & Custody Banks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 502,980 Office Supplies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 501,429 Electric Utilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 497,198 Railroads . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 495,448 Commercial Printing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 493,723 Computer Hardware . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 493,148 Banking-Regional Banks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 492,063 Retail . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 491,213 Diversified Capital Markets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 490,158 Office Services & Supplies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 483,894 Electrical Components & Equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.4 461,241 Cash & Other Assets, Less Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5.3 1,742,638 100.0% $32,867,976

Meridian Growth Fund Summary of Portfolio Holdings

December 31, 2011 (Unaudited)

Portfolio Holdings by Category (% of total net assets)

Retail . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16.4% $ 402,035,472 Tech-Software . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10.4 254,670,475 Technology . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6.1 149,086,466 Energy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5.6 138,037,998 Banking-Commercial . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4.8 118,369,931 Brokerage & Money Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4.2 102,809,913 Restaurants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4.1 101,259,085 U.S. Government Obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4.1 99,996,850 Industrial Conglomerates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.6 88,976,355 Insurance Brokers . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.5 85,113,120 Industrial Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.3 79,832,908 Health Care Products . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . 3.1 76,126,616 Distribution & Wholesale . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.8 67,855,702 Cellular Communications . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . 2.6 63,473,400 Building Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.6 63,419,778 Flooring & Carpets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . 2.6 62,597,115 Chemicals-Specialty . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.5 61,500,451 Consumer Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.3 57,398,037 Electronic Equipment Manufacturing . . . . . . . . . . . . . . . . . . . . . . . . . . 2.1 50,688,400 Air Freight & Logistics . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 48,500,736 Leisure & Amusement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9 47,565,831 Real Estate Management & Services . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 42,428,676 Health Care Technology . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 38,795,536 Trucking . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 38,570,906 Furniture & Fixtures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.4 33,735,825 Health Care Information Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.3 31,192,175 Automotive Wholesale Services . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . 0.5 13,552,870 Cash & Other Assets, Less Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . 1.3 32,436,643 100.0% $2,450,027,270

Meridian Value Fund

Summary of Portfolio Holdings

December 31, 2011 (Unaudited)

Portfolio Holdings by Category (% of total net assets)

Leisure & Amusement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8.1% $ 58,260,958 Diversified Financial Services . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . 7.8 55,773,497 Technology . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6.1 44,236,866 Railroads . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . 5.5 39,554,988 Energy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5.2 37,661,228 Retail . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . 4.9 35,036,212 Industrial . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.8 27,000,127 Industrial Products . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . 3.7 26,748,818 Industrial Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.6 25,586,070 Automotive Wholesale Services . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . 3.3 23,411,264 Utilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.0 21,673,218 Consulting Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . 2.9 20,853,742 Tech-Software . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.9 20,821,380 Household Appliances . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . 2.8 20,380,724 Business Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.8 20,224,610 Banking . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . 2.6 18,834,504 Transportation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.6 18,813,938 Insurance Brokers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . 2.5 18,115,720 Office Services & Supplies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.2 15,839,818 Agriculture . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . 2.2 15,632,617 U.S. Government Obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 11,999,622 Storage . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 11,557,048 Brokerage & Money Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 11,119,325 Banking-Commercial . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 11,054,063 Pharmaceuticals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 10,974,096 REITs-Diversified . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 10,895,031 Semiconductors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.4 10,339,288 Home Improvement Retail . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.4 10,060,729 Metals . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.3 9,385,564 Aerospace & Defense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.1 8,176,031 Environmental Facilities & Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.0 7,333,582 Air Freight & Logistics . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.0 7,177,929 Health Care Services .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.0 7,030,499 Restaurants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.7 5,296,336 Cash & Other Assets, Less Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.3 24,176,511 100.0% $721,035,953

Meridian Fund, Inc.

Disclosure of Fund Expenses (Unaudited)

For the Six Month Period July 1, 2011 to December 31, 2011

We believe it is important for you to understand the impact of fees and expenses on your investment. All mutual funds have operating expenses. As a shareholder of the Fund, you incur ongoing costs, which generally include costs for portfolio management and administrative services, and other Fund expenses. Operating expenses, which are deducted from a Fund’s gross income, directly reduce the investment return of the portfolio. A Fund’s expenses are expressed as a percentage of its average net assets. This figure is known as the expense ratio. The following examples are intended to help you understand the ongoing costs (in dollars) of investing in your Fund and to compare these costs with those of other mutual funds. The examples are based on an investment of $1,000 made at the beginning of the period shown and held for the entire period and assume reinvestment of all dividends and distributions.

Beginning Ending Expenses Account Value Account Value Expense Paid During 7/1/11 12/31/11 Ratio(1) Period(2)

Actual Fund Return

(See explanation below)

Meridian Equity Income Fund . . . . . . . . . . . . . . . . . . . . $1,000.00 $ 983.70 1.25%(4) $6.20 Meridian Growth Fund . . . . . . . . . . . . . . . . . . . . . . . . . $1,000.00 $ 946.50 0.83% $4.04 Meridian Value Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . $1,000.00 $ 953.40 1.14% $5.57

Hypothetical 5% Return(3) (See explanation below)

Meridian Equity Income Fund . . . . . . . . . . . . . . . . . . . . $1,000.00 $1,018.75 1.25%(4) $6.31 Meridian Growth Fund . . . . . . . . . . . . . . . . . . . . . . . . . $1,000.00 $1,020.85 0.83% $4.19 Meridian Value Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . $1,000.00 $1,019.30 1.14% $5.76

(1) Annualized, based on the Fund’s most recent fiscal half-year expenses.

(2) Expenses are equal to the Fund’s annualized expense ratio multiplied by the average account value over the period, multiplied by 183, the number of days in the most recent fiscal half-year, then divided by 366.

(3) Before expenses.

(4) See note 2 to Financial Statements.

Meridian Fund, Inc.

Disclosure of Fund Expenses (Unaudited) (continued)

For the Six Month Period July 1, 2011 to December 31, 2011

The table above illustrates your Fund’s costs in two ways:

Actual Fund Return: This section helps you to estimate the actual expenses that you paid over the period. The “Ending Account Value” shown is derived from the Fund’s actual return, the third column shows the period’s annualized expense ratio, and the last column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund at the beginning of the period. You may use the information here, together with your account value, to estimate the expenses that you paid over the period.

To do so, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period.”

Hypothetical 5% Return: This section is intended to help you compare your Fund’s costs with those of other mutual funds. It assumes that the Fund had a return of 5% before expenses during the period shown, but that the expense ratio is unchanged. In this case, because the return used is not the Fund’s actual return, the results do not apply to your investment. You can assess your Fund’s costs by comparing this 5% Return hypothetical example with the 5% Return hypothetical examples that appear in shareholder reports of other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs such as short-term redemption and exchange fees or sales and service charges you may pay third party broker/dealers. Had these transactional costs been included, your costs would have been higher. Therefore, the hypothetical section of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds.

Meridian Equity Income Fund
Schedule of Investments
December 31, 2011 (Unaudited)

	Shares	Value
COMMON STOCKS - 94.7%		
AEROSPACE & DEFENSE - 1.6%		
Lockheed Martin Corp.	6,500	$ 525,850
AIR FREIGHT & LOGISTICS - 1.6%		
United Parcel Service, Inc. Class B	7,215	528,066
APPAREL RETAIL - 1.6%		
American Eagle Outfitters, Inc.	33,655	514,585
ASSET MANAGEMENT & CUSTODY BANKS - 1.5%		
Federated Investors, Inc. Class B	33,200	502,980
BANKING-COMMERCIAL - 1.7%		
Bank of Hawaii Corp.	12,800	569,472
BANKING-REGIONAL BANKS - 1.5%		
Cullen/Frost Bankers, Inc.	9,300	492,063
BREWERS - 1.6%		
Molson Coors Brewing Co. Class B	12,000	522,480
CHEMICALS-DIVERSIFIED - 1.6%		
EI du Pont de Nemours & Co.	11,200	512,736
CHEMICALS-SPECIALTY - 1.6%		
RPM International, Inc.	21,800	535,190
COMMERCIAL PRINTING - 1.5%		
R. R. Donnelley & Sons Co.	34,215	493,723
COMPUTER HARDWARE - 1.5%		
Diebold, Inc.	16,400	$ 493,148
CONSTRUCTION & ENGINEERING - 1.5%		
Mine Safety Appliances Co.	15,300	506,736
CONSUMER PRODUCTS-HOUSEHOLD - 1.7%		
Kimberly-Clark Corp.	7,650	562,734
DATA PROCESSING & OUTSOURCED SERVICES - 1.6%		
Paychex, Inc.	17,400	523,914
DISTRIBUTION & WHOLESALE - 1.6%		
Genuine Parts Co.	8,585	525,402
DIVERSIFIED CAPITAL MARKETS - 1.5%		
NYSE Euronext	18,780	490,158
DIVERSIFIED FINANCIAL SERVICES - 1.6%		
Broadridge Financial Solutions, Inc.	22,700	511,885
ELECTRIC UTILITIES - 1.5%		
PPL Corp.	16,900	497,198
ELECTRICAL COMPONENTS & EQUIPMENT - 1.4%		
Emerson Electric Co.	9,900	461,241
ELECTRONIC EQUIPMENT MANUFACTURING - 1.6%		
Molex, Inc.	21,600	515,376
ENERGY - 1.7%		
Chevron Corp.	5,200	553,280
ENVIRONMENTAL FACILITIES & SERVICES - 1.5%		
Waste Management, Inc.	15,490	506,678

The accompanying notes are an integral part of the financial statements.

Meridian Equity Income Fund
Schedule of Investments (continued)

December 31, 2011 (Unaudited)

	Shares	Value
COMMON STOCKS (continued)		
FOOD DISTRIBUTORS - 1.5%		
SYSCO Corp.	17,200	$ 504,476
FOOD & MEATS-PACKAGED - 1.6%		
Kraft Foods, Inc. Class A .	14,000	523,040
FOOD RETAIL - 1.6%		
Safeway, Inc.	24,400	513,376
HEALTH CARE EQUIPMENT & SUPPLIES - 1.6%		
Hillenbrand, Inc.	22,900	511,128
HEALTH CARE PRODUCTS - 1.6%		
Abbott Laboratories	9,400	528,562
HEALTH CARE TECHNOLOGY - 1.6%		
Medtronic, Inc.	14,100	539,325
HOME IMPROVEMENT RETAIL - 1.6%		
Home Depot, Inc. (The) ..	12,800	538,112
HOUSEHOLD-HOME FURNISHINGS - 1.6%		
Leggett & Platt, Inc.	22,825	525,888
HYPERMARKETS & SUPER CENTERS - 1.7%		
Wal-Mart Stores, Inc.	9,315	556,664
INDEPENDENT POWER PRODUCERS & ENERGY - 1.6%		
Constellation Energy Group, Inc.	13,100	519,677
INDUSTRIAL CONGLOMERATES - 1.7%		
General Electric Co.	31,000	555,210
INDUSTRIAL MACHINERY - 1.6%		
Eaton Corp.	12,440	541,513

	Shares	Value
INSURANCE BROKERS - 1.6%		
Willis Group Holdings Plc (United Kingdom)	13,525	$ $524,770
INSURANCE-MULTI-LINE - 1.6%		
Allstate Corp. (The)	19,300	529,013
INSURANCE-PROPERTY & CASUALTY - 1.6%		
Mercury General Corp. ..	11,345	517,559
LEISURE & AMUSEMENT - 1.6%		
Carnival Corp.	16,300	532,032
MEDIA - 3.2%		
Meredith Corp.	15,400	502,810
Time Warner, Inc.	15,100	545,714
		1,048,524
MEDIA-BROADCASTING & CABLE TV - 1.6%		
Time Warner Cable, Inc.	8,300	527,631
METAL & GLASS CONTAINERS - 1.6%		
Greif, Inc. Class A	11,200	510,160
OFFICE SUPPLIES - 1.5%		
Staples, Inc.	36,100	501,429
OFFICE SERVICES & SUPPLIES - 1.5%		
Pitney Bowes, Inc.	26,100	483,894
OIL & GAS-STORAGE & TRANSPORTATION -1.6%		
Spectra Energy Corp.	17,400	535,050
PAPER & FOREST PRODUCTS - 1.6%		
International Paper Co. ..	17,400	515,040

The accompanying notes are an integral part of the financial statements.

Meridian Equity Income Fund Schedule of Investments (continued)

December 31, 2011 (Unaudited)

Shares Value Shares Value

COMMON STOCKS (continued)

PAPER & PACKAGING—1.5% STEEL—1.5%

Sonoco Products Co. . . . . . 15,300 $ 504,288 Nucor Corp. . . . . . . . . .. . . 12,800 $ 506,496 TELECOMMUNICATION SERVICESPHARMACEUTICALS—1.6% INTEGRATED—1.6% Johnson & Johnson . . . . . 7,885 517,098 AT&T, Inc. . . . . . . . . . . . . 16,880 510,451 TOBACCO—1.5% RAILROADS—1.5% Reynolds American, Norfolk Southern Inc. . . . . . . . . . . . . . . . . . 12,150 503,253 Corp. . . . . . . . . . . . . . . . 6,800 495,448

TOTAL INVESTMENTS—94.7%

REITS-DIVERSIFIED—1.6% (Cost $29,153,185) . . . . . . . . . . . . . . 31,125,338 Kimco Realty Corp.

REIT . . . . . . . . . . . . . . . . 31,980 519,355

CASH AND OTHER ASSETS, LESS

LIABILITIES—5.3% . . . . . . . . . . . . . . . 1,742,638 RESTAURANTS—1.5% McDonald’s Corp. . . . . . . 5,065 508,172

NET ASSETS—100.0% . . . . . . . . . . . . . . $ 32,867,976 RETAIL—1.5% Mattel, Inc. . . . . . . . . . . . . 17,695 491,213

REIT—Real Estate Investment Trust RETAIL-DRUG STORE—1.6% Walgreen Co. . . . . . . . . .. . 15,400 509,124

SEMICONDUCTORS—1.6% Microchip Technology,

Inc. . . . . . . . . . . . . . . . . . 14,400 527,472

SEMICONDUCTOR EQUIPMENT MANUFACTURING—1.6%

KLA-Tencor Corp. . . . . . . 10,735 517,964

SOFT DRINKS—1.7%

Coca-Cola Co. (The) . . . . . 7,870 550,664

SOFTWARE & SERVICES—1.6%

Microsoft Corp. . . . . . . . . 20,700 537,372

The accompanying notes are an integral part of the financial statements.

Meridian Growth Fund
Schedule of Investments
December 31, 2011 (Unaudited)

	Shares	Value
COMMON STOCKS - 94.6%		
AIR FREIGHT & LOGISTICS - 2.0%		
Expeditors International of Washington, Inc.	1,184,100	$ 48,500,736
AUTOMOTIVE WHOLESALE SERVICES - 0.5%		
Copart, Inc.*	283,000	13,552,870
BANKING - COMMERCIAL - 4.8%		
Bank of Hawaii Corp.	1,178,000	52,409,220
CVB Financial Corp.	1,361,200	13,652,836
East West Bancorp, Inc.	2,648,500	52,307,875
		118,369,931
BROKERAGE & MONEY MANAGEMENT - 4.2%		
Affiliated Managers Group, Inc.*	508,000	48,742,600
LPL Investment Holdings, Inc.*	216,000	6,596,640
T. Rowe Price Group, Inc.	833,550	47,470,673
		102,809,913
BUILDING PRODUCTS - 2.6%		
Valspar Corp.	1,627,400	63,419,778
CELLULAR COMMUNICATIONS - 2.6%		
SBA Communications Corp. Class A*	1,477,500	63,473,400
CHEMICALS-SPECIALTY - 2.5%		
RPM International, Inc.	2,505,110	61,500,451
CONSUMER SERVICES - 2.3%		
Rollins, Inc.	2,583,170	57,398,037
DISTRIBUTION & WHOLESALE - 2.8%		
United Stationers, Inc.	902,100	29,372,376
Watsco, Inc.	586,100	38,483,326
		67,855,702

	Shares	Value
ELECTRONIC EQUIPMENT MANUFACTURING - 2.1%		
AMETEK, Inc.	1,204,000	$ 50,688,400
ENERGY - 5.6%		
Continental Resources, Inc.*	601,000	40,092,710
Core Laboratories NV (Netherlands)	232,900	26,538,955
FMC Technologies, Inc.*	575,960	30,082,391
Noble Energy, Inc.	437,800	41,323,942
		138,037,998
FLOORING & CARPETS - 2.6%		
Mohawk Industries, Inc.*	1,045,900	62,597,115
FURNITURE & FIXTURES - 1.4%		
Herman Miller, Inc.	1,828,500	33,735,825
HEALTH CARE INFORMATION SERVICES - 1.3%		
Cerner Corp.*	509,260	31,192,175
HEALTH CARE PRODUCTS - 3.1%		
DENTSPLY International, Inc.	1,446,300	50,606,037
Edwards Lifesciences Corp.*	360,970	25,520,579
		76,126,616
HEALTH CARE TECHNOLOGY - 1.6%		
IDEXX Laboratories, Inc.*	504,100	38,795,536
INDUSTRIAL CONGLOMERATES - 3.6%		
Cooper Industries Plc	548,800	29,717,520
Pall Corp.	1,036,900	59,258,835
		88,976,355

The accompanying notes are an integral part of the financial statements.

Meridian Growth Fund
Schedule of Investments (continued)
December 31, 2011 (Unaudited)

	Shares	Value
COMMON STOCKS (continued)		
INDUSTRIAL SERVICES - 3.3%		
Ritchie Bros. Auctioneers, Inc. (Canada)	1,095,600	$ 24,190,848
Waste Connections, Inc.	1,679,000	55,642,060
		79,832,908
INSURANCE BROKERS - 3.5%		
Brown & Brown, Inc.	1,129,550	25,561,716
Willis Group Holdings Plc (United Kingdom)	1,534,830	59,551,404
		85,113,120
LEISURE & AMUSEMENT - 1.9%		
Royal Caribbean Cruises, Ltd.	1,920,300	47,565,831
REAL ESTATE MANAGEMENT & SERVICES - 1.7%		
Jones Lang LaSalle, Inc.	692,600	42,428,676
RESTAURANTS - 4.1%		
Arcos Dorados Holdings, Inc. Class A (Argentina)	2,328,540	47,804,926
Cracker Barrel Old Country Store, Inc.	1,060,388	53,454,159
		101,259,085
RETAIL - 16.4%		
Advance Auto Parts, Inc.	876,600	61,037,658
Bed Bath & Beyond, Inc.*	932,000	54,028,040
CarMax, Inc.*	1,789,350	54,539,388
Coach, Inc.	928,900	56,700,056
Family Dollar Stores, Inc.	1,037,700	59,833,782
Mattel, Inc.	2,082,700	57,815,752
PetSmart, Inc.	1,132,400	58,080,796
		402,035,472
TECHNOLOGY - 6.1%		
Autodesk, Inc.*	1,064,900	32,298,417
Open Text Corp.* (Canada)	453,700	23,202,218
Trimble Navigation, Ltd.*	1,036,200	44,971,080
TECHNOLOGY (continued)		
Zebra Technologies Corp. Class A*	1,358,713	$ 48,614,751
		149,086,466
TECHSOFTWARE - 10.4%		
Advent Software, Inc.*	1,575,476	38,378,595
Blackbaud, Inc.	1,814,600	50,264,420
Citrix Systems, Inc.*	454,400	27,591,168
MICROS Systems, Inc.*	800,700	37,296,606
Nuance Communications, Inc.*	907,400	22,830,184
Solera Holdings, Inc.	1,028,900	45,827,206
Teradata Corp.*	669,600	32,482,296
		254,670,475
TRUCKING - 1.6%		
J.B. Hunt Transport Services, Inc.	855,800	38,570,906
TOTAL COMMON STOCKS - 94.6% (Cost $1,876,276,328)		2,317,593,777
U.S. GOVERNMENT OBLIGATIONS - 4.1%		
U.S. Treasury Bill @ .021%** due 02/23/12 (Face Value $100,000,000)		99,996,850
TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $99,996,850)		99,996,850
TOTAL INVESTMENTS - 98.7% (Cost $1,976,273,178)		2,417,590,627
CASH AND OTHER ASSETS, LESS LIABILITIES - 1.3%		32,436,643
NET ASSETS - 100.0%		$ 2,450,027,270

* Non-income producing securities
** Annualized yield at date of purchase

The accompanying notes are an integral part of the financial statements.

Meridian Value Fund
Schedule of Investments

December 31, 2011 (Unaudited)

	Shares	Value
COMMON STOCKS - 95.0%		
AEROSPACE & DEFENSE - 1.1%		
Orbital Sciences Corp.*	562,700	$ 8,176,031
AGRICULTURE - 2.2%		
Monsanto Co.	223,100	15,632,617
AIR FREIGHT & LOGISTICS - 1.0%		
UTi Worldwide, Inc.	540,100	7,177,929
AUTOMOTIVE WHOLESALE SERVICES - 3.3%		
LKQ Corp.*	778,300	23,411,264
BANKING - 2.6%		
Wells Fargo & Co.	683,400	18,834,504
BANKING-COMMERCIAL - 1.5%		
CVB Financial Corp.	1,102,100	11,054,063
BROKERAGE & MONEY MANAGEMENT - 1.5%		
TD Ameritrade Holding Corp.	710,500	11,119,325
BUSINESS SERVICES - 2.8%		
Cintas Corp.	581,000	20,224,610
CONSULTING SERVICES - 2.9%		
Huron Consulting Group, Inc.*	538,300	20,853,742
DIVERSIFIED FINANCIAL SERVICES - 7.8%		
Broadridge Financial Solutions, Inc.	997,900	22,502,645
Equifax, Inc.	444,000	17,200,560
Heartland Payment Systems, Inc.	659,700	16,070,292
		55,773,497
ENERGY - 5.2%		
Apache Corp.	77,500	$ 7,019,950
EOG Resources, Inc.	219,700	21,642,647
Ultra Petroleum Corp.*	303,700	8,998,631
		37,661,228
ENVIRONMENTAL FACILITIES & SERVICES - 1.0%		
Waste Management, Inc.	224,200	7,333,582
HEALTH CARE SERVICES - 1.0%		
ICON Plc ADR* (Ireland)	410,900	7,030,499
HOME IMPROVEMENT RETAIL - 1.4%		
Sherwin-Williams Co. (The)	112,700	10,060,729
HOUSEHOLD APPLIANCES - 2.8%		
Stanley Black & Decker, Inc.	301,490	20,380,724
INDUSTRIAL - 3.8%		
Aecon Group, Inc. (Canada)	633,600	6,627,456
Flowserve Corp.	125,300	12,444,796
Lennox International, Inc.	234,900	7,927,875
		27,000,127
INDUSTRIAL PRODUCTS - 3.7%		
Cummins, Inc.	84,400	7,428,888
General Cable Corp.*	135,400	3,386,354
Lincoln Electric Holdings, Inc.	407,300	15,933,576
		26,748,818
INDUSTRIAL SERVICES - 3.6%		
Ritchie Bros. Auctioneers, Inc. (Canada)	390,700	8,626,656
W.W. Grainger, Inc.	90,600	16,959,414
		25,586,070
INSURANCE BROKERS - 2.5%		
Willis Group Holdings Plc (United Kingdom)	466,900	18,115,720

The accompanying notes are an integral part of the financial statements.

Meridian Value Fund
Schedule of Investments (continued)
December 31, 2011 (Unaudited)

	Shares	Value
COMMON STOCKS (continued)		
LEISURE & AMUSEMENT - 8.1%		
Bally Technologies, Inc.*	457,100	$ 18,082,876
Carnival Corp.	673,200	21,973,248
International Speedway Corp. Class A	337,100	8,545,485
Polaris Industries, Inc.	172,550	9,659,349
		58,260,958
METALS - 1.3%		
Newmont Mining Corp.	156,400	9,385,564
OFFICE SERVICES & SUPPLIES - 2.2%		
Steelcase, Inc. Class A	2,123,300	15,839,818
PHARMACEUTICALS - 1.5%		
BioMarin Pharmaceutical, Inc.*	319,200	10,974,096
RAILROADS - 5.5%		
GATX Corp.	449,800	19,638,268
Union Pacific Corp.	188,000	19,916,720
		39,554,988
REITS-DIVERSIFIED - 1.5%		
Host Hotels & Resorts, Inc. REIT	737,646	10,895,031
RESTAURANTS - 0.7%		
Denny's Corp.*	1,408,600	5,296,336
RETAIL - 4.9%		
Costco Wholesale Corp.	216,100	18,005,452
Mattel, Inc.	613,500	17,030,760
		35,036,212
SEMICONDUCTORS - 1.4%		
Power Integrations, Inc.	311,800	10,339,288
STORAGE - 1.6%		
Mobile Mini, Inc.*	662,295	11,557,048
TECHNOLOGY - 6.1%		
Autodesk, Inc.*	551,200	16,717,896
eBay, Inc.*	307,800	9,335,574
TECHNOLOGY (continued)		
Zebra Technologies Corp. Class A*	508,200	$ 18,183,396
		44,236,866
TECH-SOFTWARE - 2.9%		
Citrix Systems, Inc.*	137,950	8,376,324
Compuware Corp.*	1,495,800	12,445,056
		20,821,380
TRANSPORTATION - 2.6%		
Alexander & Baldwin, Inc.	460,900	18,813,938
UTILITIES - 3.0%		
Hawaiian Electric Industries, Inc.	818,475	21,673,218
TOTAL COMMON STOCKS - 95.0% (Cost $571,773,973)		684,859,820
U.S. GOVERNMENT OBLIGATIONS - 1.7%		
U.S. Treasury Bill @ .021%** due 02/23/12 (Face Value $12,000,000)		11,999,622
TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $11,999,622)		11,999,622
TOTAL INVESTMENTS - 96.7% (Cost $583,773,595)		696,859,442
CASH AND OTHER ASSETS, LESS LIABILITIES - 3.3%		24,176,511
NET ASSETS - 100.0%		$ 721,035,953

ADR - American Depository Receipt
REIT - Real Estate Investment Trust
* Non-income producing securities
** Annualized yield at date of purchase

The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc.

Statements of Assets and Liabilities

December 31, 2011 (Unaudited)

Equity

Income Fund Growth Fund Value Fund

ASSETS

Investments (Cost $29,153,185, $1,976,273,178 and $583,773,595, respectively) . . . . . . . . . . . . . . . . . . . . . . $31,125,338 $2,417,590,627 $ 696,859,442 Cash . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,700,753 27,851,985 22,594,008 Receivable for: Capital shares purchased . . . . . . . . . . . . . . . . . . . . . . . . 50 3,005,738 24,815 Securities sold . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . 124,337 7,912,644 2,794,474 Dividends . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 86,729 1,779,219 869,760 Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . 2 67 32 Prepaid expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 35,731 28,110 9,004 TOTAL ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 33,072,940 2,458,168,390 723,151,535

LIABILITIES

Payable for:

Capital shares sold. . . . . . . . . .. . . . . . . . . . . . . . . . . . . . 194 2,809,716 917,547 Securities purchased . . . . . . . . . . . . . . . . . . . . . . . . . . . . 170,554 3,589,368 435,505 Accrued expenses: Investment advisory fees . . . . . . . . . . . . . . . . . . . . . .. . . 21,192 1,519,337 595,166 Other payables and accrued expenses . . . . . . . . . . . . . . 13,024 222,699 167,364

TOTAL LIABILITIES . . . . . . . . . . . . . . . . . . . . . . . . . . . 204,964 8,141,120 2,115,582

NET ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $32,867,976 $2,450,027,270 $ 721,035,953

Capital shares issued and outstanding, par value $0.01 (500,000,000, 500,000,000 and 500,000,000 shares authorized, respectively) . . . . . . . . . . . . . . . . . . . . . . . . . . 3,216,850 58,853,128 25,673,656

Net asset value per share (offering and redemption price). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 10.22 $ 41.63 $ 28.08

Net Assets consist of:

Paid in capital . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $35,565,328 $2,007,131,035 $ 815,673,209 Accumulated net realized gain (loss) . . . . . . . . . . . . . . . . . (4,852,194) 2,400,177 (209,126,674) Net unrealized appreciation on investments . . . . . . . . . . . 1,972,153 441,317,449 113,085,847 Undistributed (distributions in excess of) net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 182,689 (821,391) 1,403,571 $32,867,976 $2,450,027,270 $ 721,035,953

The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc. Statements of Operations

For the Six Months Ended December 31, 2011 (Unaudited)

Equity

Income Fund Growth Fund Value Fund

INVESTMENT INCOME

Dividends . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 583,106 $ 12,283,413 $ 5,681,388 Foreign tax withholding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — (62,087) (22,996) Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 395 20,096 7,247

Total investment income . . . . . . . . . . . . . . . . . . . . . . . . . 583,501 12,241,422 5,665,639

EXPENSES

Investment advisory fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 149,722 8,885,757 3,736,469 Custodian fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . 7,022 145,337 44,203 Directors’ fees and expenses . . . . . . . . . . . . . . . . . . . . . . . . . . 887 43,490 13,508 Pricing fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15,695 136,881 54,913 Professional fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 32,391 58,743 44,652 Registration and filing fees . . . . . . . . . . . . . . . . . . . . . . . . . . . 17,934 28,504 20,613 Reports to shareholders . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . — 193,063 136,085 Transfer agent fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6,787 296,605 205,364 Miscellaneous expenses . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . 220 14,256 6,163

Total expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . 230,658 9,802,636 4,261,970

Fees waived by Adviser (Note 2) . . . . . . . . . . . . . . . . . . . . . . (27,959) — —Net expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 202,699 9,802,636 4,261,970 Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 380,802 2,438,786 1,403,669

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Net realized gain on investments . . . . . . . . . . . . . . . . . . . . . . 775,879 33,069,999 18,518,554 Net change in unrealized appreciation/depreciation on investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (1,841,021) (182,966,214) (65,538,109)

Net realized and unrealized loss on investments . . . . . . . . . . (1,065,142) (149,896,215) (47,019,555)

NET DECREASE IN NET ASSETS RESULTING FROM

OPERATIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ (684,340) $(147,457,429) $(45,615,886)

The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc.

Statements of Changes in Net Assets

Equity Income Fund Growth Fund Six Months Six Months Ended Ended

December 31, 2011 Year Ended December 31, 2011 Year Ended (Unaudited) June 30, 2011 (Unaudited) June 30, 2011

OPERATIONS

Net investment income . . . . . . . . . . . . . . $ 380,802 $ 623,868 $ 2,438,786 $ 3,697,464 Net realized gain on investments . . . . . . 775,879 1,390,957 33,069,999 183,214,046 Net change in unrealized appreciation/ depreciation on investments . . . . . . . . (1,841,021) 4,992,670 (182,966,214) 431,052,677

Net increase (decrease) in net assets from operations . . . . . . . . . . . . . . . . (684,340) 7,007,495 (147,457,429) 617,964,187

DISTRIBUTIONS TO SHAREHOLDERS

Distributions from ordinary income. . . . (666,723) (617,600) (3,952,962) (3,004,679) Distributions from net realized capital gains . . . . . . . . . . . . . . . . . . .. . . . . . . . . — — (179,544,634) (345,185)

Net distributions . . . . . . . . . . . . . . . . .. (666,723) (617,600) (183,497,596) (3,349,864)

CAPITAL SHARE TRANSACTIONS

Proceeds from sales of shares . . . . . . . . . 476,670 4,344,602 292,311,926 944,903,617 Reinvestment of distributions . .. . . . . . . . 661,090 611,890 177,473,379 3,175,566 Redemption fees . . . . . . . . . . . . . . . . . . . 388 218 103,569 237,068 Less: redemptions of shares . . . . . . . . . . (2,562,707) (639,833) (303,988,406) (386,114,353) Increase (decrease) resulting from capital share transactions . . . . . . . . (1,424,559) 4,316,877 165,900,468 562,201,898

Total increase (decrease) in net assets . . (2,775,622) 10,706,772 (165,054,557) 1,176,816,221

NET ASSETS

Beginning of period . . . . . . . . . . . . . . . . . 35,643,598 24,936,826 2,615,081,827 1,438,265,606

End of period . . . . . . . . . . . . . . . . . . . . . . $32,867,976 $35,643,598 $2,450,027,270 $2,615,081,827

Undistributed (distributions in excess of) net investment income at end of period . . . . . . . . . . . . . . . . . . . . . . . . . . $ 182,689 $ 468,610 $ (821,391) $ 692,785

The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc.

Statements of Changes in Net Assets

Value Fund Six Months Ended

December 31, 2011 Year Ended (Unaudited) June 30, 2011

OPERATIONS

Net investment income . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 1,403,669 $ 3,256,620 Net realized gain on investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18,518,554 115,450,037 Net change in unrealized appreciation/depreciation on investments. . . . . . (65,538,109) 110,782,863

Net increase (decrease) in net assets from operations . . . . . . . . . . . . . . . (45,615,886) 229,489,520

DISTRIBUTIONS TO SHAREHOLDERS

Distributions from ordinary income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (3,256,481) (2,508,893) Net distributions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (3,256,481) (2,508,893) CAPITAL SHARE TRANSACTIONS

Proceeds from sales of shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8,665,783 41,931,473 Reinvestment of distributions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3,188,213 2,443,388 Redemption fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3,260 6,091 Less: redemptions of shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (111,260,912) (204,985,104) Decrease resulting from capital share transactions . . . . . . . . . . . . . . . . . (99,403,656) (160,604,152)

Total increase (decrease) in net assets . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . (148,276,023) 66,376,475

NET ASSETS

Beginning of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 869,311,976 802,935,501

End of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . $ 721,035,953 $ 869,311,976 Undistributed net investment income at end of period . . . . . . . . . . . . . . . . $ 1,403,571 $ 3,256,383

The accompanying notes are an integral part of the financial statements.

Meridian Equity Income Fund
Financial Highlights

Selected data for each share of capital stock outstanding throughout each period

	For the Six Months Ended December 31, 2011 (Unaudited)	For the Fiscal Year Ended June 30, 2011	2010	2009	2008	2007	2006	For the fiscal period from January 31, 2005 through June 30, 2005+
Net Asset Value — Beginning of Period	$ 10.61	$ 8.51	$ 6.88	$ 10.37	$ 13.14	$ 11.05	$ 10.10	$ 10.00
Income (Loss) from Investment Operations								
Net Investment Income	0.12[1]	0.20[1]	0.19[1]	0.22[1]	0.24[1]	0.18	0.15	0.06
Net Gains (Losses) on Investments (both realized and unrealized)	(0.30)	2.11	1.63	(2.96)	(2.25)	2.19	0.93	0.04
Total From Investment Operations	(0.18)	2.31	1.82	(2.74)	(2.01)	2.37	1.08	0.10
Less Distributions								
Distributions from Net Investment Income	(0.21)	(0.21)	(0.19)	(0.22)	(0.22)	(0.17)	(0.12)	0.00
Distributions from Net Realized Capital Gains	0.00	0.00	0.00	(0.53)	(0.54)	(0.11)	(0.01)	0.00
Total Distributions	(0.21)	(0.21)	(0.19)	(0.75)	(0.76)	(0.28)	(0.13)	0.00
Net Asset Value — End of Period	$ 10.22	$ 10.61	$ 8.51	$ 6.88	$ 10.37	$ 13.14	$ 11.05	$ 10.10
Total Return	(1.63%)[2]	27.30%	26.44%	(26.75%)	(15.84%)	21.61%	10.75%	1.00%[2]
Ratios/Supplemental Data								
Net Assets, End of Period (000's)	$ 32,868	$ 35,644	$ 24,937	$ 20,719	$ 33,519	$ 43,188	$ 25,451	$ 8,412
Ratio of Expenses to Average Net Assets								
Before fees waived	1.42%[3]	1.25%	1.30%	1.43%	1.25%[5]	1.29%	1.67%	3.96%[3]
After fees waived[6]	1.25%[3]	1.25%[4]	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%[3]
Ratio of Net Investment Income to Average Net Assets								
After fees waived	2.35%[3]	2.04%	2.27%	2.73%	2.02%	1.64%	1.80%	2.11%[3]
Portfolio Turnover Rate	20%[2]	29%	63%	49%	62%	37%	60%	25%[2]

+ The Fund commenced investment operations on January 31, 2005.

[1] Per share net investment income has been calculated using the average daily shares method.

[2] Not Annualized.

[3] Annualized.

[4] Includes fees waived, which were less than 0.01%.

[5] The Advisor recouped $4,849 during the fiscal year ended June 30, 2008, representing previously reimbursed expenses. Had such payment not been made, the expense ratio would have been 1.24%.

[6] See note 2 to Financial Statements.

The accompanying notes are an integral part of the financial statements.

Meridian Growth Fund
Financial Highlights

Selected data for each share of capital stock outstanding throughout each period

	For the Six Months Ended December 31, 2011 (Unaudited)	For the Fiscal Year Ended June 30,									
		2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Net Asset Value — Beginning of Period	$ 47.61	$ 33.94	$ 27.89	$ 33.60	$ 42.74	$ 38.54	$ 35.77	$ 35.38	$ 27.24	$ 28.10	$ 31.30
Income (Loss) from Investment Operations											
Net Investment Income (Loss)	0.04[1]	0.08[1]	0.08[1]	0.15[1]	0.05[1]	0.04	(0.01)	(0.07)	(0.04)	(0.08)	(0.12)
Net Gains (Losses) on Investments (both realized and unrealized)	(2.68)	13.67	6.11	(4.68)	(5.56)	7.29	3.58	1.02	9.10	(0.11)	(0.24)
Total From Investment Operations	(2.64)	13.75	6.19	(4.53)	(5.51)	7.33	3.57	0.95	9.06	(0.19)	(0.36)
Less Distributions											
Distributions from Net Investment Income	(0.07)	(0.07)	(0.12)	(0.09)	(0.05)	(0.01)	0.00	0.00	0.00	(0.06)	0.00
Distributions from Net Realized Capital Gains	(3.27)	(0.01)	0.00	(1.09)	(3.58)	(3.12)	(0.80)	(0.56)	(0.92)	(0.61)	(2.84)
Distributions from Paid in Capital Distribution	0.00	0.00	(0.02)	(0.00)[2]	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Distributions	(3.34)	(0.08)	(0.14)	(1.18)	(3.63)	(3.13)	(0.80)	(0.56)	(0.92)	(0.67)	(2.84)
Net Asset Value — End of Period	$ 41.63	$ 47.61	$ 33.94	$ 27.89	$ 33.60	$ 42.74	$ 38.54	$ 35.77	$ 35.38	$ 27.24	$ 28.10
Total Return	(5.35%)[3]	40.51%	22.18%	(13.01%)	(13.80%)	19.69%	10.08%	2.65%	33.65%	(0.20%)	0.42%
Ratios/Supplemental Data											
Net Assets, End of Period (000's)	$2,450,027	$2,615,082	$1,438,266	$1,197,656	$1,516,015	$2,066,750	$1,689,374	$1,693,564	$1,273,302	$448,393	$310,659
Ratio of Expenses to Average Net Assets	0.83%[4]	0.81%	0.84%	0.86%	0.84%	0.84%	0.85%	0.86%	0.88%	0.95%	1.02%
Ratio of Net Investment Income (Loss) to Average Net Assets	0.21%[4]	0.18%	0.24%	0.52%	0.13%	0.11%	(0.03%)	(0.21%)	(0.21%)	(0.47%)	(0.62%)
Portfolio Turnover Rate	12%[3]	26%	37%	35%	39%	40%	29%	32%	19%	27%	26%

[1] Per share net investment income (loss) has been calculated using the average daily shares method.
[2] Distribution includes a return of capital that rounds to less than $.01 per share.
[3] Not Annualized.
[4] Annualized.

The accompanying notes are an integral part of the financial statements.

Meridian Value Fund
Financial Highlights

Selected data for each share of capital stock outstanding throughout each period

	For the Six Months Ended December 31, 2011 (Unaudited)	For the Fiscal Year Ended June 30, 2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Net Asset Value — Beginning of Period	$ 29.59	$ 22.80	$ 20.53	$ 29.43	$ 38.79	$ 36.14	$ 38.11	$ 40.35	$ 31.65	$ 30.34	$ 30.98
Income (Loss) from Investment Operations											
Net Investment Income (Loss)	0.05[1]	0.10[1]	0.07[1]	0.22[1]	0.15[1]	0.41	0.18	0.19	0.00	(0.03)	(0.05)
Net Gains (Losses) on Investments (both realized and unrealized)	(1.43)	6.77	2.45	(7.80)	(3.12)	7.74	2.45	2.96	8.70	1.34	(0.51)
Total From Investment Operations	(1.38)	6.87	2.52	(7.58)	(2.97)	8.15	2.63	3.15	8.70	1.31	(0.56)
Less Distributions											
Distributions from Net Investment Income	(0.13)	(0.08)	(0.25)	0.00	(0.35)	(0.41)	(0.32)	(0.28)	0.00	0.00	(0.04)
Distributions from Net Realized Capital Gains	0.00	0.00	0.00	(1.32)	(6.04)	(5.09)	(4.28)	(5.11)	0.00	0.00	(0.04)
Total Distributions	(0.13)	(0.08)	(0.25)	(1.32)	(6.39)	(5.50)	(4.60)	(5.39)	0.00	0.00	(0.08)
Net Asset Value — End of Period	$ 28.08	$ 29.59	$ 22.80	$ 20.53	$ 29.43	$ 38.79	$ 36.14	$ 38.11	$ 40.35	$ 31.65	$ 30.34
Total Return	(4.66%)[2]	30.13%	12.20%	(25.72%)	(8.82%)	23.90%	7.35%	8.00%	27.49%	4.32%	(1.78%)
Ratios/Supplemental Data											
Net Assets, End of Period (000's)	$721,036	$869,312	$802,936	$ 831,572	$1,319,186	$1,819,440	$1,686,874	$2,271,478	$2,226,590	$1,456,552	$1,297,207
Ratio of Expenses to Average Net Assets	1.14%[3]	1.09%	1.09%	1.12%	1.09%	1.08%	1.09%	1.08%	1.09%	1.11%	1.12%
Ratio of Net Investment Income (Loss) to Average Net Assets	0.38%[3]	0.37%	0.27%	0.97%	0.44%	0.59%	0.49%	0.48%	0.01%	(0.12%)	(0.22%)
Portfolio Turnover Rate	10%[2]	38%	45%	87%	61%	75%	58%	59%	81%	60%	54%

[1] Per share net investment income (loss) has been calculated using the average daily shares method.
[2] Not Annualized.
[3] Annualized.

The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc.

Notes to Financial Statements

For the Six Months Ended December 31, 2011 (Unaudited)

1. Organization and Significant Accounting Policies: Meridian Fund, Inc. (the “Meridian Funds”) is comprised of the Meridian Equity Income Fund (the “Equity Income Fund”), the Meridian Growth Fund (the “Growth Fund”) and the Meridian Value Fund (the “Value Fund”). The Equity Income Fund, the Growth Fund and the Value Fund (each a “Fund” and collectively, the “Funds”) are registered under the Investment Company Act of 1940, as no-load, diversified, open-end management investment companies. The Equity Income Fund began operations and was registered on January 31, 2005. The Growth Fund began operations and was registered on August 1, 1984.

The Value Fund began operations on February 10, 1994 and was registered on February 7, 1994. The primary investment objective of the Equity Income Fund is to seek long-term growth of capital along with income as a component of total return.

The primary investment objective of the Growth Fund is to seek long-term growth of capital. The primary investment objective of the Value Fund is to seek long-term growth of capital. The following is a summary of significant accounting policies for all of the Funds: a. Investment Valuations: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by Aster Investment Management Company, Inc. (the “Adviser”) under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors (the “Board”). Short-term debt securities with original or remaining maturities in excess of 60 days are valued at the mean of their quoted bid and asked prices. Short-term debt securities with 60 days or less to maturity are valued at amortized cost which approximates fair market value. b. Federal Income Taxes: It is the Funds’ policy to comply with the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended, applicable to regulated investment companies and to distribute all of their taxable income to their shareholders; therefore, no federal income tax provision is required. c. Security Transactions: Security transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on security transactions are determined on the basis of specific identification for both financial statement and federal income tax purposes. Dividend income is recorded on the ex-dividend date. Interest income is accrued daily. d. Cash and Cash Equivalents: All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. Available funds are automatically swept into a Cash Reserve account, which preserves capital with a consistently competitive rate of return. Interest accrues daily and is credited by the third business day of the following month. e. Expenses: Expenses arising in connection with a Fund are charged directly to that Fund.

Expenses common to the Funds are generally allocated to each Fund in proportion to their relative net assets.

Meridian Fund, Inc.

Notes to Financial Statements (continued)

For the Six Months Ended December 31, 2011 (Unaudited)

f. Use of Estimates: The preparation of financial statements in accordance with accounting principals generally accepted in the U.S. (“GAAP”) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and revenue and expenses at the date of the financial statements. Actual amounts could differ from those estimates. g. Distributions to Shareholders: The Funds record distributions to shareholders on the ex-dividend date. The amount of distributions from net investment income and net realized capital gains are determined in accordance with federal income tax regulations which may differ from GAAP.

These “book/tax” differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the capital accounts based on their federal tax-basis treatment; temporary differences do not require reclassification.

Distributions which exceed net investment income and net realized capital gains are reported as distributions in excess of net investment income or distributions in excess of net realized capital gains for financial reporting purposes but not for tax purposes. To the extent they exceed net investment income and net realized capital gains for tax purposes, they are reported as distributions of paid-in-capital. h. Guarantees and Indemnification: Under the Funds’ organizational documents, its Officers and Directors are indemnified against certain liability arising out of the performance of their duties to the Funds. Additionally, in the normal course of business, the Funds enter into contracts with service providers that contain general indemnification clauses. The Funds’ maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Funds that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote. i. Fair Value Measurements: As described in Note 1.a. above, the Funds utilize various methods to determine and measure the fair value of investment securities on a recurring basis. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1—quoted prices in active markets for identical securities;

Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.); and Level 3—significant unobservable inputs (including the Fund’s determinations as to the fair value of investments).

Meridian Fund, Inc.

Notes to Financial Statements (continued)

For the Six Months Ended December 31, 2011 (Unaudited)

The inputs or methodology used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. The summary of inputs used to value the Funds’ securities as of December 31, 2011 is as follows:

Equity

Valuation Inputs Income Fund Growth Fund Value Fund

Level 1—Quoted Prices* . . . . . . . . . . . . . . . . . . $31,125,338 $2,317,593,777 $684,859,820 Level 2—Other Significant Observable Inputs** . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — 99,996,850 11,999,622 Level 3—Significant Unobservable Inputs . . . . — — —Total Market Value of Investments . . . . . . . . . $31,125,338 $2,417,590,627 $696,859,442

* Level 1 investments are comprised of common stock with industry classifications as defined on the Schedule of Investments.

** Level 2 investments are limited to U.S. Treasury Securities.

During the six months ended December 31, 2011 there were no reportable transfers between levels requiring disclosure in conformity with Financial Accounting Standards Board Accounting Standards Update (“ASU”) No. 2010-06 “Improving Disclosures about Fair Value Measurements.” In May 2011 the Financial Accounting Standards Board issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”)”. ASU No. 2011-04 includes common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. The new and revised disclosures are effective for interim and annual reporting periods beginning after December 15, 2011. At this time, management is evaluating the implications of ASU No. 2011-04 and its impact on the financial statements.

2. Related Parties: The Funds have entered into management agreements with the Adviser. Certain Officers and/or Directors of the Funds are also Officers and/or Directors of the Adviser. Beneficial ownership in the Funds by Richard F. Aster, Jr., President, as of December 31, 2011 were as follows:

Equity Income Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 71.52% Growth Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.98% Value Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.89%

The Adviser receives from the Equity Income Fund, as compensation for its services, an annual fee of 1% of the first $10,000,000 of the Equity Income Fund’s net assets, 0.90% of the next $20,000,000 of the Equity Income Fund’s net assets, 0.80% of the next $20,000,000 of the Equity Income Fund’s net assets and 0.70% of the Equity Income Fund’s net assets in excess of $50,000,000. The fee is paid monthly in arrears and calculated based on that month’s daily average net assets.

Meridian Fund, Inc.

Notes to Financial Statements (continued)

For the Six Months Ended December 31, 2011 (Unaudited)

The Adviser receives from the Growth Fund, as compensation for its services, an annual fee of 1% of the first $50,000,000 of the Growth Fund’s net assets and 0.75% of the Growth Fund’s net assets in excess of $50,000,000. The fee is paid monthly in arrears and calculated based on that month’s daily average net assets.

The Adviser receives from the Value Fund, as compensation for its services, an annual fee of 1% of the Value Fund’s net assets. The fee is paid monthly in arrears and calculated based on that month’s daily average net assets.

The Adviser voluntarily agreed to waive its fee and reimburse expenses, to the extent that total annual operating expenses for the Equity Income Fund exceeds 1.25%. The Investment Adviser has voluntarily agreed to limit the operating expenses of the Growth and Value Funds to 2.50%. With respect to these limits, the Adviser waived fees in the amount of $27,959 for the Equity Income Fund but did not waive fees for the Growth and Value Funds, during the six months ended December 31, 2011.

For a period not to exceed three years from the date on which a waiver or reimbursement of expenses in excess of the expense limitation is made by the Adviser, the Equity Income Fund will carry forward, and may repay the Adviser such amounts; provided the Fund is able to effect such reimbursement and maintain the expense limitation.

At December 31, 2011, the balance of carried forward recoupable expenses along with the year of expiration for the Equity Income Fund was:

Amount Expiration

$44,638 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2012 12,855 . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2013 1,193 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2014 27,959 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2015

Subject to the approval of the Board, the Fund will repay the Adviser the amount of its reimbursement for the Equity Income Fund for up to three years following the reimbursement to the extent the Equity Income Fund’s expenses drop below 1.25%, after giving effect to repayment by the Fund. Either the Fund or the Adviser can modify or terminate this arrangement at any time.

Meridian Fund, Inc.

Notes to Financial Statements (continued)

For the Six Months Ended December 31, 2011 (Unaudited)

3. Capital Shares Transactions: Transactions in capital shares for the six months ended December 31,

2011 and the fiscal year ended June 30, 2011 were as follows:

Equity Income Fund

December 31, June 30,

2011 2011

Increase in Fund shares:

Shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 48,265 430,560

Shares issued from reinvestment of distributions . . . . . . . . . . . . . . . . . . . . . 66,844 62,694

115,109 493,254

Shares redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (256,281) (64,601)

Net increase (decrease) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (141,172) 428,653

Growth Fund

December 31, June 30,

2011 2011

Increase in Fund shares:

Shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6,772,874 21,278,458

Shares issued from reinvestment of distributions . . . . . . . . . . . . . . . . . . . . . 4,380,978 72,106

11,153,852 21,350,564

Shares redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (7,232,717) (8,799,381)

Net increase . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3,921,135 12,551,183

Value Fund

December 31, June 30,

2011 2011

Increase in Fund shares:

Shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 319,094 1,509,297

Shares issued from reinvestment of distributions . . . . . . . . . . . . . . . . . . . . . 117,473 86,096

436,567 1,595,393

Shares redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (4,139,678) (7,430,764)

Net decrease . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (3,703,111) (5,835,371)

Meridian Fund, Inc.

Notes to Financial Statements (continued)

For the Six Months Ended December 31, 2011 (Unaudited)

4. Compensation of Directors and Officers: Directors and Officers of the Funds who are Directors and/ or Officers of the Adviser receive no compensation from the Funds. For the six months ended December 31, 2011, Directors of the Funds who are not interested persons, as defined in the Investment Company Act of 1940, receive compensation in the amount of $13,000 per year, to be paid after the annual October meeting of the Board, and that, upon the election of each Independent Director, a portion of such compensation could be invested in any of the Meridian Funds, at each Independent Director’s discretion.

5. Investment Transactions: The cost of investments purchased and the proceeds from sales of investments, excluding short-term securities and U.S. government obligations, for the six months ended December 31, 2011, were as follows:

Purchases Proceeds from Sales

Equity Income Fund .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 6,272,667 $ 7,862,335 Growth Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 263,306,126 280,310,469 Value Fund . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 69,895,189 167,645,949 6. Distribution Information: Income and long-term capital gains distributions are determined in accordance with federal income tax regulations, which may differ from GAAP. The tax character of distributions made during the fiscal year ended June 30, 2011 is as follows:

2011 Taxable Distributions Net

Long-Term Total Ordinary Income Capital Gain Distributions

Equity Income Fund . . . . . . . . . . . . . . . . . . . . . . . . . . $ 617,600 $ — $ 617,600 Growth Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3,004,679 345,185 3,349,864 Value Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,508,893 — 2,508,893 7. Federal Income Taxes Information: Management has analyzed the Funds’ tax positions taken on federal income tax returns for all open tax years (tax years ended June 30, 2008-2011), and has concluded that no provision for federal income tax is required in the Funds’ financial statements.

The Funds’ federal and state income and federal excise tax returns for tax years for which the applicable statutes of limitations have not expired are subject to examination by the Internal Revenue Service and state departments of revenue.

The aggregate cost of investments, unrealized appreciation and depreciation which are book figures that approximate federal income tax basis, at December 31, 2011 were as follows:

Aggregate Gross Aggregate Gross

Unrealized Unrealized Net Unrealized Aggregate Cost Appreciation Depreciation Appreciation

Equity Income Fund . . . . . . . . . . $ 29,153,185 $ 3,091,524 $ (1,119,371) $ 1,972,153 Growth Fund . . . . . . . . . . . . . . . 1,976,273,178 472,338,409 (31,020,960) 441,317,449 Value Fund . . . . . . . . . . . . . . . . . 583,773,595 142,194,522 (29,108,675) 113,085,847

Meridian Fund, Inc.

Notes to Financial Statements (continued)

For the Six Months Ended December 31, 2011 (Unaudited)

As of June 30, 2011 the Funds had capital loss carry forwards available to offset future realized capital gains through the indicated expiration dates:

Amount Expires

Equity Income Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 5,605,965 2018 Value Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 225,567,072 2018 Under the Regulated Investment Company Modernization Act of 2010, the eight-year limit on the carry forward and use of capital losses was eliminated and capital losses incurred by the Funds after June 30, 2011 will not be subject to expiration. In addition, losses incurred after June 30, 2011 will retain their character as either a short-term or long-term capital loss on the first day of the next taxable year and must be utilized prior to the losses incurred in pre-enactment taxable years.

8. Subsequent Events: Management evaluated the impact of all subsequent events on the Funds through the date the financial statements were issued and notes the following item: Management is deeply saddened to announce the untimely passing on February 16, 2012 of Richard F. Aster, Jr., President of the Adviser and President, Director and portfolio manager of the Funds.

The following members of the investment management team at the Adviser have assumed the management responsibilities for the Funds indicated below. Each of these individuals previously assisted in the management of the Funds.

Fund Co-Portfolio Managers

Meridian Equity Income Fund® James England James O’Connor

Meridian Growth Fund® James England William Tao

Meridian Value Fund® James England James O’Connor

Messrs. England, O’Connor and Tao have served as key members of the investment management team at the Adviser since 2001, 2004 and 2007, respectively. The background and experiences of each of the Portfolio Managers are described in the Funds’ Prospectus and Statement of Additional Information, as supplemented.

Meridian Fund, Inc. Additional Information

For the Six Months Ended December 31, 2011 (Unaudited)

1. Proxy Voting Record and Proxy Voting Policies and Procedures: A description of the policies and procedures that each Fund uses to determine how to vote proxies relating to portfolio securities along with information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12 month period ended June 30 is available (i) without charge, upon request, by calling (800) 446-6662; (ii) on our website at http://www.meridianfund.com; and (iii) on the Securities and Exchange Commission (“SEC”) website at http://www.sec.gov.

2. Information on Form N-Q: The Company files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q within sixty days after the end of the period. The Company’s Form N-Q is available on the SEC’s website at http://www.sec.gov, and may be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling (800) 732-0330.

Disclosure Regarding Approval of Investment Advisory Agreements (unaudited)

The Directors of the Funds, including a majority of the Independent Directors, unanimously approved the continuance of the Investment Advisory Agreements between the Meridian Growth Fund, the Meridian Value Fund and the Meridian Equity Income Fund and the Adviser at a meeting held on October 5, 2011.

In preparation for the meeting, the Directors received and evaluated information supplied by the Adviser in response to a request letter addressed to Fund Management by counsel, at the Board of Directors’ request, which identified items that should be provided in order for the Directors to gain reasonable assurance that they have sufficiently considered all relevant and required information related to approval of the Advisory Agreements. The Directors examined and considered, among other items, performance and expense information of other retail and institutional investment companies with similar objectives, derived from data compiled by an independent third-party provider, as well as other information received from the Adviser periodically throughout the course of the year. The Independent Directors of the Funds also met in a private session at which no representatives of the Adviser were present prior to voting to approve the Advisory Agreements with respect to each of the Funds. In the process of making their determinations, the Directors considered factors they believed materially related to the selection of the Adviser, the approval of the fee structures and amounts paid under the Advisory Agreements. The Directors based their determinations on a comprehensive consideration of all information presented to, and/or requested by, them and such determinations were not disproportionately influenced by any single controlling factor. The Directors evaluated all information available to them for each of the series Funds, and their determinations were made separately in respect of each Fund. Some of the factors considered are discussed in more detail below.

The Directors considered the nature, extent and quality of the investment research and portfolio management functions of the Adviser and the resources dedicated by the Adviser and the resources expected to continue to be dedicated in performing services for the Funds. The Directors also considered the respective investment strategies of the Funds and noted favorably the Adviser’s demonstrated ability, over time, to achieve a competitive rate of return for long-term investors. The quality of other services, including the Adviser’s assistance in the coordination of the activities of the Funds relating to other service providers, fund administration and compliance programs also was considered. In addition, the Directors considered the consistency of the Funds’ service quality, in light of their on-going experience as Directors of the Funds. Based on the above factors, together with those referenced below, the Directors concluded that, in all material respects, they were satisfied with the nature, extent and quality of services provided, and expected to be provided, to the Funds under the Advisory Agreements.

At their regular meeting, the Directors reviewed the current and long-term performance of the Funds. The Directors noted that, while the Meridian Value Fund’s one- and three-year performance trailed the performance index comprising all retail and institutional funds within its investment category as determined by an independent third-party provider (“performance universe”) over the longer five- and ten-year periods the Meridian Value Fund outperformed its performance universe. The Directors also

Disclosure Regarding Approval of Investment Advisory Agreements (unaudited) (continued)

noted that the Meridian Equity Income Fund and the Meridian Growth Fund outperformed their respective performance universe over each of the applicable one-, three-, five- and ten-year time periods. In addition to the information reviewed by the Directors during their meeting, the Directors received detailed monthly performance reports for the Funds throughout the year. These reports present the Funds’ performance in comparison to both broad market and peer group indices. Based upon their review, the Directors concluded that the Adviser’s management of the Funds’ investment portfolios has resulted in consistently competitive performance overall and, in particular, solid returns for long-term investors.

The Directors considered the direct and indirect costs incurred by the Adviser in providing investment management services for the Funds. In light of the changes in assets under management for each Fund during relevant time periods, the Directors concluded that economies of scale currently being realized do not warrant the implementation of additional breakpoints for any of the Funds. While intending to monitor future growth in Fund assets, and to the extent that economies of scale are realized, the Directors believe that current advisory fee levels reflect an equitable sharing of benefits with shareholders.

The Directors also considered the profits being realized by the Adviser from its relationship with the Funds. The Directors, in exercising their business judgment, with consideration duly given to, among other things, the nature and quality of services provided, the consistently solid long-term performance of the Funds, investment industry practices and comparable funds’ average fee expense, determined using independent third party data, did not deem the profits the Adviser received from providing services to the Funds to be unreasonable. The Directors recognized that it is difficult to make comparisons of profitability from investment advisory contracts. This is because comparative information is not generally publicly available and is affected by numerous factors, including the structure of the particular adviser, the type of clients it advises, its business mix, and numerous assumptions regarding allocations and the adviser’s capital and management structure.

The Directors additionally considered certain benefits the Adviser realizes due to its relationship with the Funds. In particular, the Adviser has arrangements under which certain brokers may provide industry research to the Adviser’s portfolio managers through the use of a portion of the brokerage commissions generated from the Adviser’s trading activities on behalf of the Funds. Under this arrangement, the Directors believe that the Funds’ shareholders benefit as well from these research products paid for through broker commissions and soft dollar arrangements.

After an evaluation of the above-described factors, and based on their deliberations and analysis of the information provided and alternatives considered, the Directors, including all of the Independent Directors, unanimously approved the continuance of the Advisory Agreements.

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MERIDIAN FUND, INC.

This report is submitted for the information of shareholders of Meridian Fund, Inc. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

MERIDIAN EQUITY INCOME FUND® MERIDIAN GROWTH FUND®

Officers and Directors

MERIDIAN VALUE FUND®

JOHN EMRICH

SEMI-ANNUAL REPORT

MICHAEL S. ERICKSON

JAMES B. GLAVIN

RONALD ROTTER

MICHAEL STOLPER Directors

GREGG B. KEELING Chief Financial Officer Treasurer, Secretary and Chief Compliance Officer

Custodian

THE BANK OF NEW YORK MELLON New York, New York

Transfer Agent and Disbursing Agent

BNY MELLON INVESTMENT SERVICING (US) INC. 60 E. Sir Francis Drake Blvd. King of Prussia, Pennsylvania Wood Island, Suite 306

(800) 446-6662 Larkspur, CA 94939

www.meridianfund.com Counsel

GOODWIN PROCTER LLP

Washington, D.C. Telephone (800) 446-6662

Independent Registered Public Accounting Firm

PRICEWATERHOUSECOOPERS LLP December 31, 2011 San Francisco, California